CONSENT OF MICHAEL SHEEHAN

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the “Form 40-F”) of Eurasian Minerals Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned’s name and the following report or document, or the information derived from the following report or document, included in, or incorporated by reference into, the Form 40-F:

1.

The annual report of the Company for the fiscal year ended March 31, 2010, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Haiti;

2.

The management’s discussion and analysis of the Company for the fiscal year ended March 31, 2010, which includes reference to the undersigned’s name in connection with information relating to the Company’s projects in Haiti;

3.	The news release of the Company dated September 8, 2010, which includes reference to the undersigned’s name in connection with information relating to the Company’s project in Haiti; and

4.	The news release of the Company dated July 20, 2010, which includes reference to the undersigned’s name in connection with information relating to the Company’s project in Haiti.

Dated: January 23, 2012

/s/ Michael Sheehan
Michael Sheehan